Exhibit 99.1

CORPORATE RELEASE	08 December 2022

Manchester United PLC Reports First Quarter Fiscal 2023 Results

Key Points

•	15 Manchester United players are participating in the 2022 FIFA Men’s World Cup Finals and 12 players are with teams in the quarter-finals
•	Global memberships reached a record level and currently stand at 330,000 – the largest in world sport
•	Club achieved record attendance for UEL group stage matches, reflecting high demand and the impact of new cup season tickets
•	Increased commercial revenues were driven by successful return to normal summer tour activities and new partnerships
•	New partnerships with Betfred, DXC, Qualcomm and Therabody were launched during the quarter
•	In partnership with Tezos, the club announced the launch of its first digital collectibles on 14 November
•	On 22 November, the club announced its separation by mutual agreement with Cristiano Ronaldo
•	On 22 November, the Company announced a process to explore strategic alternatives to enhance future growth and the Board will consider all options, including new investment into the club, a sale, or other transactions
•	For fiscal 2023, the Company raises its guidance to £590 million to £610 million total revenues, and £125 million to £140 million adjusted EBITDA from a prior range of £580 million to £600 million total revenues and £100 million to £110 million adjusted EBITDA

MANCHESTER, England – 08 December 2022 – Manchester United (NYSE: MANU; the “Company” and the “Group”) – one of the most popular and successful sports teams in the world - today announced financial results for the 2023 fiscal first quarter ended 30 September 2022.

Outlook

For fiscal 2023, the Company is raising its guidance and expects total revenues to be within a range of £590 million to £610 million, driven by strong Matchday revenues, and adjusted EBITDA to be within a range of £125 million to £140 million, as a result of reduced player wage costs. Quarterly results are impacted by the postponement of two Premier League games, which were due to be played in first quarter and were delayed due to the Queen’s passing, as well as the timing of the 2022 FIFA Men’s World Cup, which began 20 November 2022 and continues to 18 December 2022.

Phasing of Premier League games	Quarter 1		Quarter 2	Quarter 3	Quarter 4		Total
2022/23 season	6	*	10	10	12	*	38
2021/22 season	6		12	11	9		38

*Note: Two matches in September 2022 were postponed due to the Queen’s passing and have yet to be rescheduled; these matches are assumed to be rescheduled in 4Q23.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except loss per share)	2022	2021	Change
Commercial revenue	£87.4	£64.4	35.7%
Broadcasting revenue	35.0	43.3	(19.2)%
Matchday revenue	21.3	18.8	13.3%
Total revenue	143.7	126.5	13.6%
Adjusted EBITDA(1)	23.6	11.2	110.7%
Operating loss	(3.4)	(10.2)	(66.7)%

Loss for the period (i.e. net loss)	(26.5)	(15.5)	71.0%
Basic loss per share (pence)	(16.26)	(9.53)	(70.6)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(9.9)	(12.5)	(20.8)%
Adjusted basic loss per share (pence)(1)	(6.08)	(7.67)	(20.7)%

Non-current borrowings in USD (contractual currency) (2)	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 8 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 30 September 2022 was £100.0 million and total current borrowings including accrued interest payable was £102.9 million.

Football

We continue to make meaningful progress in improving football operations and performance, including:

•	The men’s first team ended the first half of the 2022/23 Premier League season in 5th place under the leadership of new manager, Erik ten Hag
•	The men’s first team advanced to the knockout playoff round of UEFA’s Europa League competition against Barcelona, with matches resuming in February 2023
•	Manchester United Women are in 2nd place in the 2022/23 Women’s Super League under the leadership of manager, Marc Skinner
•	August 2022 marked 90 years since the inception of Manchester United’s Youth Development programme and we continue to extend our record of having an Academy graduate in every first team squad since 1937, spanning nearly 4,200 matches; Manchester United’s Academy was designated as the top English club in developing young players with 46 graduates in Europe’s 31 highest-ranked divisions
•	15 Manchester United players are participating in the 2022 FIFA Men’s World Cup finals; matches began 20 November with the final to be held 18 December; 12 players are with teams in the quarter-finals
•	During the winter break for the 2022 FIFA Men’s World Cup finals, remaining club players are participating in a winter training camp with friendly matches scheduled against La Liga sides, Cadiz CF on 07 December and Real Betis on 10 December

Fan Engagement

Strengthening engagement with fans remains an ongoing key strategic priority, and includes the following initiatives:

•	The Club held a third quarterly meeting of our Fans’ Advisory Board, attended by Chairman Joel Glazer
•	The first Fans’ Forum meeting for the 2022/23 season was held 23 September
•	Reform of cup ticket policies, led by our Fans' Advisory Board, has widened access to Cup matches at Old Trafford and contributed to record attendances for our UEL group stage matches
•	During the first quarter, 10 new official supporters’ clubs were formed, bringing the total to a record 275 clubs in 94 countries

Facilities - Venue and Operations

In addition to record ticket sales for the 2022/23 season, in the first quarter Venue and Operations further achieved:

•	Global memberships continue to sell at record levels including sell-out of a new Premium Membership tier; at the end of the first quarter global members totalled 288,000 and memberships currently stand at 330,000 members to date, the largest membership program in world sport
•	Experienced continued momentum for Women’s football with Leigh Sport Village ticket sales at the end of the first quarter approximately 25% higher than the entire 2021/22 season
•	A return to normal pre-season Tour operations generated exceptionally high Tour revenues in July with over 350,000 fans in attendance across three continents, four countries and five cities
•	Old Trafford hosted a third Women’s Super League fixture against Aston Villa on 3 December and recently hosted the Premier League International Cup on 11 November and the Rugby League World Cup final 19 November

Partnerships

A strong quarter of new or renewed partnership deals included:

•	Club held its second in-person #ILoveUnited event since the onset of the pandemic in Kolkata, India, in October 2022 with a record-breaking 7,300 fans in attendance featuring activations from 15 global partners; the event was 16 times oversubscribed and was the largest ever football screening in India
•	Successfully launched a new partnership with DXC as our sleeve partner which reached a combined media audience of 2.15 billion people and was our most visible sleeve partner launch, delivering over 92 million video views in the first 30 days
•	Successfully launched new global partnerships with Betfred, Qualcomm and Therabody

Digital Products & Experiences

Content-led digital fan engagement continues to connect our club with our fans around the world.

•	Club achieved all-time record-breaking kit launches in the first quarter including the highest number of units sold for Home & Away kits in a first week
•	The re-launch of the Manchester United App was bolstered by strong usage during the summer Tour with the highest ever MAUs, the five biggest Matchday DAUs, and the highest ever monthly downloads
•	Over 2.5 million users watched Tour match content in July via our Club app and website across 220 markets contributing to record breaking engagement and video views
•	Club gained more than 7 million followers and generated more than 491 million digital interactions and 2.1 billion video views across all global social platforms in the first quarter
•	Club announced the launch of its first digital collectibles on 14 November in partnership with Tezos; with the first ‘drop’ planned for December
•	MUTV now available in over 70 countries through TV partners with recent renewals; MUTV app is also now available on Samsung, LG and Android TVs in addition to Apple TV, Xbox, Amazon Fire and Roku

Revenue Analysis

Commercial

Commercial revenue for the quarter was £87.4 million, an increase of £23.0 million, or 35.7%, over the prior year quarter.

•	Sponsorship revenue was £57.8 million, an increase of £21.5 million, or 59.2%, over the prior year quarter, primarily due to the men’s first team pre-season tour which took place in July. There was no tour in the prior year quarter due to COVID-19 travel restrictions.
•	Retail, Merchandising, Apparel & Product Licensing revenue was £29.6 million, an increase of £1.5 million, or 5.3%, over the prior year quarter, primarily due to an increase in e-commerce sales.

Broadcasting

Broadcasting revenue for the quarter was £35.0 million, a decrease of £8.3 million, or 19.2%, over the prior year quarter, primarily due to our men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year quarter.

Matchday

Matchday revenue for the quarter was £21.3 million, an increase of £2.5 million, or 13.3%, over the prior year quarter, primarily due to Old Trafford Stadium hosting the opening match of the UEFA Women’s European Championships and the Rugby Super League Grand Final.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £163.7 million, an increase of £9.6 million, or 6.2%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £82.3 million, a decrease of £6.2 million, or 7.0%, over the prior year quarter, primarily due to the men’s first team not participating in the UEFA Champions League, partially offset by increased other staff costs.

Other operating expenses

Other operating expenses for the quarter were £37.8 million, an increase of £11.0 million, or 41.0%, over the prior year quarter. This is primarily due to costs incurred in relation to the men’s first team pre-season tour and the impact of increased utility bills in the current year quarter.

Depreciation and amortization

Depreciation for the quarter was £3.5 million, a decrease of £0.2 million, or 5.4%, over the prior year quarter. Amortization for the quarter was £40.1 million, an increase of £5.0 million, or 14.2%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations at 30 September 2022 was £494.1 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £16.6 million, a decrease of £0.8 million, or 4.6%, over the prior year quarter.

Net finance costs

Interest paid in the quarter was £9.6 million, compared to £7.8 million in the prior year quarter. Overall, net finance costs for the quarter were £31.0 million, compared to £9.7 million in the prior year quarter. Costs for the current year quarter include £21.8 million of unrealized non-cash foreign exchange net losses.

Income tax

The income tax credit for the quarter was £7.9 million, an increase of £3.6 million, or 83.7%, over the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £96.9 million in the quarter to 30 September 2022 compared to the cash position at 30 June 2022.

Net cash outflow from operating activities for the quarter was £6.0 million, compared to net cash inflow of £63.6 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £4.4 million, an increase of £0.7 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £88.3 million, an increase of £27.2 million over the prior year quarter, due to increased investment in the first team playing squad.

Net cash outflow from financing activities for the quarter was £0.9 million, a decrease of £10.2 million over the prior year quarter.

Balance sheet

Our USD non-current borrowings as of 30 September 2022 were $650 million, which was unchanged from 30 September 2021. As a result of the year-on-year change in the USD/GBP exchange rate from 1.3506 at 30 September 2021 to 1.1173 at 30 September 2022, our non-current borrowings when converted to GBP were £577.4 million, compared to £476.2 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 30 September 2022 were £102.9 million compared to £62.2 million at 30 September 2021.

As of 30 September 2022, cash and cash equivalents were £24.3 million compared to £98.7 million at the prior year quarter, primarily due to investment in the first team playing squad.

Dividend

On 15 November, the Board of Directors did not approve the payment of the semi-annual dividend for fiscal 2023.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, profit on disposal of intangible assets, net finance costs, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for foreign exchange losses/gains on unhedged US dollar denominated borrowings (including foreign exchange gains/losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 21%; 2021: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2021: 21%) applicable during the financial year. A reconciliation of loss/profit for the period to adjusted loss/profit for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended 30 September
	2022	2021
Revenue
Commercial % of total revenue	60.8%	50.9%
Broadcasting % of total revenue	24.4%	34.2%
Matchday % of total revenue	14.8%	14.9%

	2022/23 Season	2021/22 Season
Home Matches Played
PL	3	3
UEFA competitions	1	1
Domestic Cups	-	1
Away Matches Played
PL	3	3
UEFA competitions	1	1
Domestic Cups	-	-

Other
Employees at period end	1,205	1,044
Employee benefit expenses % of revenue	57.3%	70.0%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2022	2021
Revenue from contracts with customers	143,654	126,461
Operating expenses	(163,644)	(154,103)
Profit on disposal of intangible assets	16,608	17,476
Operating loss	(3,382)	(10,166)
Finance costs	(49,730)	(15,964)
Finance income	18,742	6,310
Net finance costs	(30,988)	(9,654)
Loss before income tax	(34,370)	(19,820)
Income tax credit	7,854	4,281
Loss for the period	(26,516)	(15,539)

Basic and diluted loss per share:
Basic and diluted loss per share (pence) (1)	(16.26)	(9.53)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,062	162,996

(1) For the three months ended 30 September 2022 and the three months ended 30 September 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	30 September 2022	30 June 2022	30 September 2021
ASSETS
Non-current assets
Property, plant and equipment	244,642	242,661	247,298
Right-of-use assets	3,677	4,072	3,955
Investment properties	20,203	20,273	20,483
Intangible assets	920,941	743,278	848,859
Deferred tax asset	644	-	-
Trade receivables	19,325	29,757	42,736
Derivative financial instruments	36,683	16,462	5,121
	1,246,115	1,056,503	1,168,452
Current assets
Inventories	3,752	2,200	2,771
Prepayments	30,912	15,534	25,781
Contract assets – accrued revenue	46,139	36,239	35,357
Trade receivables	51,224	49,210	46,715
Other receivables	1,929	1,569	1,261
Income tax receivable	4,547	4,590	1,108
Derivative financial instruments	12,137	6,597	1,308
Cash and cash equivalents	24,277	121,223	98,666
	174,917	237,162	212,967
Total assets	1,421,032	1,293,665	1,381,419

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	30 September 2022	30 June 2022	30 September 2021
EQUITY AND LIABILITIES
Equity
Share capital	53	53	53
Share premium	68,822	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	659	950	(10,606)
Retained deficit	(196,029)	(170,042)	(39,325)
	101,230	127,508	246,669
Non-current liabilities
Deferred tax liabilities	-	7,402	30,814
Contract liabilities - deferred revenue	20,382	16,697	16,829
Trade and other payables	172,977	102,347	105,246
Borrowings	577,367	530,365	476,156
Lease liabilities	2,588	2,869	2,996
Derivative financial instruments	-	49	4,820
Provisions	11,706	11,586	4,373
	785,020	671,315	641,234
Current liabilities
Contract liabilities - deferred revenue	171,344	165,847	189,675
Trade and other payables	258,443	220,587	233,713
Income tax liabilities	-	-	6,093
Borrowings	102,892	105,757	62,247
Lease liabilities	1,000	1,561	943
Derivative financial instruments	-	32	188
Provisions	1,103	1,058	657
	534,782	494,842	493,516
Total equity and liabilities	1,421,032	1,293,665	1,381,419

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2022	2021
Cash flow from operating activities
Cash generated from operations (see supplemental note 4)	3,619	71,687
Interest paid	(9,628)	(7,792)
Interest received	18	2
Tax paid	(52)	(335)
Net cash (outflow)/inflow from operating activities	(6,043)	63,562
Cash flow from investing activities
Payments for property, plant and equipment	(4,393)	(3,628)
Payments for intangible assets	(100,024)	(72,200)
Proceeds from sale of intangible assets	11,662	11,083
Net cash outflow from investing activities	(92,755)	(64,745)
Cash flow from financing activities
Principal elements of lease payments	(878)	(416)
Dividends paid	-	(10,669)
Net cash outflow from financing activities	(878)	(11,085)
Net decrease in cash and cash equivalents	(99,676)	(12,268)
Cash and cash equivalents at beginning of period	121,223	110,658
Effect of exchange rate changes on cash and cash equivalents	2,730	276
Cash and cash equivalents at end of period	24,277	98,666

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 30 September
	2022 £’000	2021 £’000
Loss for the period	(26,516)	(15,539)
Adjustments:
Income tax credit	(7,854)	(4,281)
Net finance costs	30,988	9,654
Profit on disposal of intangible assets	(16,608)	(17,476)
Amortization	40,139	35,134
Depreciation	3,478	3,691
Adjusted EBITDA	23,627	11,183

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 30 September
	2022 £’000	2021 £’000
Loss for the period	(26,516)	(15,539)
Foreign exchange losses on unhedged US dollar denominated borrowings	40,440	9,969
Fair value movement on embedded foreign exchange derivatives	(18,612)	(5,982)
Income tax credit	(7,854)	(4,281)
Adjusted loss before income tax	(12,542)	(15,833)
Adjusted income tax credit (using a normalized tax rate of 21% (2021: 21%))	2,634	3,325
Adjusted loss for the period (i.e. adjusted net loss)	(9,908)	(12,508)

Adjusted basic and diluted loss per share:
Adjusted basic and diluted loss per share (pence) (1)	(6.08)	(7.67)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share (thousands) (1)	163,062	162,996

(1) For the three months ended 30 September 2022 and the three months ended 30 September 2021 potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 30 September
	2022 £’000	2021 £’000
Loss for the period	(26,516)	(15,539)
Income tax credit	(7,854)	(4,281)
Loss before income tax	(34,370)	(19,820)
Adjustments for:
Depreciation	3,478	3,691
Amortization	40,139	35,134
Profit on disposal of intangible assets	(16,608)	(17,476)
Net finance costs	30,988	9,654
Non-cash employee benefit expense - equity-settled share-based payments	529	535
Foreign exchange (gains)/losses on operating activities	(1,173)	96
Reclassified from hedging reserve	(163)	(60)
Changes in working capital:
Inventories	(1,552)	(691)
Prepayments	(15,566)	(18,527)
Contract assets – accrued revenue	(9,900)	5,187
Trade receivables	15,983	291
Other receivables	(360)	(801)
Contract liabilities – deferred revenue	9,182	65,578
Trade and other payables	(17,153)	8,668
Provisions	165	228
Cash generated from operations	3,619	71,687